Exhibit 1

DOMA Perpetual Capital Management LLC 3350 Virginia Street Suite 530 Miami, FL 33133

May 21, 2026

Dear Fellow Pacira Biosciences, Inc. Shareholders,

Yesterday, Pacira published a 66-page presentation (the “Pacira Presentation”) to make their case against DOMA Perpetual Capital Management LLC (“DOMA Perpetual”) and our director nominees. The sheer size of this document serves to confuse investors by obscuring simple facts with an overwhelming amount of information, much of it irrelevant or misleading, particularly the information that relates to DOMA Perpetual and our strategy with respect to the Company. We value your time too much to produce our own 60-plus-page document to address every disingenuous representation in the document, but we address the key points below.

The goal of our proxy contest is to make our case to shareholders that the Company’s future is at stake, and Management and the Board cannot be trusted to protect shareholders’ interests, because they are more concerned with protecting their own financial interests.

The Pacira Presentation claims that “DOMA is behaving like an investor whose interests are not aligned with all other stockholders.” That statement could not be further from the truth. DOMA Perpetual is one of the largest shareholders of the firm; we currently own more shares than Pacira’s entire Board of Directors combined.1 We would never act in a way that does not put shareholders first, because our entire interest in the Company is our position as a large stakeholder. Unlike the Company’s management team and the Board of Directors, our livelihoods do not depend on many millions of dollars of compensation paid out with shareholder money.

Let’s look at the facts:

For many years, Pacira tried to diversify away from EXPAREL via a strategy of M&A, acquiring Zilretta and iovera. This may have been perceived as the correct strategy at the time but proved to be lacking. The diversification was very expensive and relatively ineffective: the Company overpaid for Zilretta, and EXPAREL still represents more than 80% of the business.2

Following the August 2024 district-court decision invalidating a key EXPAREL patent claim, Pacira shifted strategy; investors should understand what that first loss means for the business.

In the Pacira Presentation, Management tries to claim that the negative outlook for EXPAREL is “[w]hat we inherited.” In our view, this outlook reflects management’s prior strategic choices rather than circumstances they “inherited.” This is the same group who walked into the legal fight with the generic and received an adverse district-court ruling with material consequences for the business. Following that loss, Management stated that the prior patent case involved only one patent: the ’495 patent. In our view, that characterization was not only incomplete but also disingenuous, when read alongside other communications about broader protection. Days before the court’s ruling, Pacira’s chief of legal said of the case: “This is only the first patent being litigated. Three additional infringement lawsuits are underway for our 348, 574, 575 and 706 patents, and these patents are broader than the 495 patent.”3 The New Jersey court tried only claim 7 of the ’495 patent and found that claim invalid; it did not adjudicate Pacira’s other asserted patents. What followed speaks for itself: those other suits were later swept into a settlement that allows limited generic entry beginning in 2030 and unlimited entry no earlier than 2039, strongly underscoring the fragility of the

1 Actual shares held by the Board that are not subject to options or RSUs

2 See Pacira BioSciences Q1 2026 10-Q Filing

3 See Pacira BioSciences Q2 2024 Earnings Call

protection Management touted.4 In our view, if Pacira were confident that its remaining patents would withstand challenge, it would have pressed those cases to judgment rather than accept a settlement structure that accelerates generic entry.

Why does this matter? We believe the Company’s emphasis on the number of individual patents may give shareholders the impression that current protection is stronger than in prior litigation. According to the Company’s SEC disclosures, there are two principal families of EXPAREL patents that include manufacturing and method-of-use claims, as well as a newer composition patent Pacira reports with expected expiry in 2044. These patents do offer protection, but manufacturing and method-of-use claims are generally narrower and more design-aroundable than strong composition claims. A critical truth shareholders should acknowledge is that many earlier-generation product patents have expired. Why is this fact not addressed anywhere in the Pacira Presentation? As the Board, Management, and Shareholders have seen, the courts are unpredictable. Are manufacturing patents a 100% guarantee that a generic cannot legally enter the market? The district court’s decision invalidating claim 7 of the ’495 patent indicates the answer can be “no.” The question that remains: Can these two families of manufacturing and method-of-use patents protect the future business with a very high degree of certainty? Pacira’s only acknowledgment of the question is their repetitive legal disclaimer that “the outcome is uncertain and cannot be guaranteed.”5 Shareholders must also ask: If these patents cannot protect EXPAREL—an essential and mission-critical asset—what will happen to the business?

We believe Pacira’s Board has not adequately articulated the severity of the patent risk nor a contingency plan should litigation outcomes turn adverse. Material uncertainty remains. Company filings acknowledge that patent outcomes are uncertain, and while Pacira describes multiple patents protecting EXPAREL, management has not, in our view, provided investors with a clear plan for the business if additional claims are invalidated or a broader adverse ruling occurs. The Board has emphasized the number of patents and long-dated expiries, but the Pacira Presentation does not disclose what would happen in the event of another adverse court ruling. Why? We believe it is simple: because Management and the Board do not want shareholders to understand that we could lose everything.

Our strategy is focused on doing whatever we can to prevent this disastrous outcome. Why should shareholders risk more “bet the farm” litigation, after already suffering a bellwether loss?

As we have outlined in prior letters to the Company and to shareholders, the 5x30 plan does not address this risk at all. It is an illogical and financially unsound strategy. Setting an arbitrary goal of creating 5 novel programs or acquisitions by a certain date is not a useful metric for success. What if the Company identifies three successful programs but the fourth and the fifth are terrible investments, and then Management feels self-imposed pressure to execute them merely to fulfill the promise of five programs by 2030? That is not how corporate strategy and capital allocation should work. The metrics of the 5x30 plan are meaningless for shareholders, because none of them address the true risk the Company faces and none of them offer a clear path to generating shareholder value with predictability of outcomes.

If arguments for the alleged success of the 5x30 plan were based in facts or positive results, shareholders would expect to see that success in the stock price. Yet Pacira’s stock is down -46% in the last 10 years; -64% in the last 5 years; -28% since Frank Lee took over; -25% in the last 2 years; -12% in the last year; and Year-to-Date (YTD) is down -11%.6 The truth is the Company’s presentation is full of meaningless graphs and misleading information, including their assessments of purported growth. As an example: the Pacira Presentation claims Zilretta grew 15% in Q1 2026.7 If we zoom out a few years, you can see that Zilretta’s revenues only grew after they had first contracted. Management takes no responsibility for falling revenues but then wants credit for bringing them back up to where they were prior to the dip. It is a fact that, since Frank Lee took over, Zilretta has almost zero growth and even after the last quarter growth the company has kept 2026 Zilretta guidance as flat or expecting no growth at all.8 Assuming the Company’s guidance is correct, then, despite the Q1 growth, there would be three years of virtually no revenue growth for Zilretta under Frank Lee’s leadership, despite price increases. Volumes are going down and the Company’s highly touted deal with J&J is another example of Mr. Lee’s disastrous, value-destroying performance which, based on current incentives, has paid tens of millions of dollars.

4 See Pacira BioSciences Press Release issued on April 7, 2025

5 See Pacira BioSciences Company Filings

6 Stock price as of the close on May 20, 2026 (source: Bloomberg)

7 See Pacira BioSciences DEFA14A Filed on May 20, 2026

8 See Pacira BioSciences Q1 2026 Earnings Call

Management also forecasts EXPAREL growth predicated on volume expansion, with tailwinds from the NOPAIN Act and Medicare coverage decisions. Even so, revenue growth has not approached the double-digit compounded rate previously predicted by Management, and, more importantly, EXPAREL’s long-term value remains highly sensitive to litigation outcomes. If the company loses another patent court case, the 5x30 metrics do not provide a clear or predictable path to shareholder value. The risk is that capital is deployed to meet a potential but not guaranteed output target in years to come while the core earnings engine remains completely exposed to legal risk—an imbalance that could materially impair the entire company.

Pacira continues to present investors a selective picture, downplaying its recent performance, the material patent risk the Company faces, and the absence of a risk management plan. Pacira settled with the first generic following an adverse lower-court ruling that increased uncertainty around the Company’s IP protection, and the appeals process is inherently uncertain. Now, the Company faces another round of litigation as manufacturing patents from two families are being challenged by generics. Beyond an acknowledgment that “nothing is guaranteed,” shareholders have not received a clear plan from the Company regarding what would happen if Pacira loses again. The Board and Management are exposing the business to an existential threat. Pacira’s Presentation does not acknowledge the fact that many earlier-generation product patents have expired, nor does it explain the potentially catastrophic risk to which it is exposed, or the Company’s plan to address the risk of its potential adverse outcome. Absent durable product-level protection, there can be no high degree of certainty or safety. Pacira, despite one adverse ruling, appears to rely on these manufacturing patents to prevent generic entry. Hope is not a strategy.

The Company does not have the cash or the size to pursue an M&A strategy that would sufficiently mitigate the risk posed by the EXPAREL litigation and it is clear that the 5x30 plan will not matter if the Company loses again in court. What alternative is there?

We believe a well-executed, Board-supervised process to explore strategic alternatives — including a potential sale — is the best, safest path to protect and generate shareholder value.

A larger company, with more resources and other profitable products can fight the generic threat better since its stock price will not be decimated if they lose in the lower court; they can maintain the fight through a lengthy appeals process without the need for a settlement. Such a company would also maintain advantages in large distribution, branding, marketing spend, knowledge of the entire U.S. market and the capacity to grow EXPAREL much faster than Pacira is currently able to. Pacira is a small company prioritizing their focus on only five states, possibly because it does not maintain enough representatives to expand its effective footprint further, despite the massive spending it has already incurred.9 A larger company can value the business not on net earnings or free cash flow but on gross profit because, after acquiring Pacira, it will be able to synergistically reduce the costs and expenses associated with the production, sale and distribution of EXPAREL. This may be the real reason why the Board and Management refuse to consider a plan that could be the best option for protecting shareholder value. We are not advocating a “fire sale,” but a disciplined process to test market value. A potential sale may prove to be the best way to regain certainty and shareholder return; if superior to standalone, shareholders should have the right to choose.

If our candidates are voted onto the Board, they will ensure it is not Management nor Board members who make the decisions about whether or not to sell: it will be the shareholders. Pacira’s stakeholders are the ones who have suffered as Management and the Board enriched themselves despite overseeing massive and persistent underperformance. Shareholders should be in control of the business they own. They should be the ones to vote and decide whether the price the Company finds in the market is adequate or not. It is obvious Management and Directors don’t want a sale, because it will mean they’re out of a job. Frank Lee made 28 million dollars over the last two years – more than all shareholders combined – even while grossly underperforming.10

Our plan is based on risk management and rationality. We will never advocate for a strategy that risks the entire future of the business. If DOMA Perpetual loses this proxy contest, it is a virtual certainty the Board will carry the Company into a near-term “bet the farm” legal event. The Company can heap praise on their director’s PhD’s and rosy credentials, but it is obvious the Company directors are unqualified in risk management. The Company is ignoring the biggest risk it faces; in 66 pages, there is not a single mention of a plan to address what would happen if Pacira suffers another loss in court. This risk could destroy all shareholder value and yet Management and the Board decline to even address it. They seem to be fine with the status quo, where they continue to collect impressive salaries while the business fails to thrive. This Board cannot be trusted to have the interests of shareholders as their leading guide, because they have proven to have their focus elsewhere – their own bank accounts.

9 According to Pacira BioSciences Q3 and Q4 2025 Earnings Call. The Company notes that their “top five states” account for approximately 40% of EXPAREL volumes.

10 According to Pacira BioSciences 2025 & 2026 Proxy Filings

We strongly urge all shareholders to vote FOR all three DOMA nominees, Christopher Dennis, MD, MBA, FAPA, Oliver Benton “Ben” Curtis III, and Eric de Armas, using the WHITE proxy card in advance of the June 9, 2026, annual meeting. The DOMA nominees will have only one guiding principal – to do what is best for all of the Company’s shareholders.

If you have questions or need assistance voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc. toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

Sincerely,
DOMA Perpetual Capital Management LLC